Contacts: **Ramses Erdtmann**
VP Finance Pharmacyclics, Inc.
(408) 774-0330

Carolyn Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS RECEIVES NASDAQ NOTIFICATION

Sunnyvale, Calif. – February 24, 2009 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced that it received a notice from The Nasdaq Stock Market dated February 18, 2009 about Nasdaq's equity requirements. The notice has no immediate effect on the listing of the Company's common stock. In its letter, Nasdaq requested that the Company provide a plan to achieve and sustain compliance with the continued listing requirements of The Nasdaq Global Market, including the minimum stockholders' equity requirement, before March 5, 2009. The stockholders' equity of the Company on December 31, 2008 was less than the $10 million in stockholders' equity required for continued listing on The Nasdaq Global Market under Marketplace Rule 4450(a)(3). Pharmacyclics, Inc. is considering various possibilities to address this issue, including but not limited to a rights offering. The stockholder's equity on December 31, 2008 was $8,032,000; this does not include the loan the company has received from Mr. Duggan, CEO and Chairman, of $5,000,000 and the recently completed sale of stock of $1,400,000, which when combined total $6,400,000.

The Company will submit its plan to Nasdaq by February 25th, 2009.

About Pharmacyclics

Pharmacyclics® is committed to creating and developing novel pharmaceutical products that treat serious unmet medical needs in oncology and autoimmune diseases. Its deep and broad pipeline includes four innovative drug candidates that are currently under clinical development. The Company is headquartered in Sunnyvale, California and is listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com.

Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about future plans for and the timing of initiation of our clinical trials, progress of and reports of results from preclinical and clinical studies, expected effect of our products under development, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2008 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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